Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 6, 2024, on the consolidated financial statements of Zymeworks Inc., which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the consolidated statements of (loss) income and comprehensive (loss) income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes, and our report dated March 6, 2024 on the effectiveness of internal control over financial reporting as of December 31, 2023, which are incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 7, 2024